Exhibit 99.3

Exhibit 99.3 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com 000001 Mr A Sample Designation (if any) Security Class Add1 123 Add2 Holder Account Number add3 add4 add5 C1234567890 XXX add6 Fold Form of Proxy—Annual Meeting of Shareholders to be held on May 9, 2024 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. shareholders Every holder has or any the adjournment right to appoint or postponement some other person thereof or. company If you wish of to their appoint choice, a person who need or company not be a holder, other than to attend the Management and act on their Nominees behalf whose at the names annual are meeting printed of herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. the The Management securities represented Nominees by listed this on proxy the reverse, will be voted this proxy as directed will be by voted the holder, as recommended however, if by such Management a direction . is not made in respect of any matter, and the proxy appoints 6. The securities represented by this proxy will be voted in favour, or withheld from voting on each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Proxy Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. Fold 8. This proxy should be read in conjunction with the accompanying Notice of Meeting and the Management Proxy Circular provided by Management. Proxies submitted must be received by 5:00 pm, Eastern Daylight Time, on May 7, 2024. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Electronically Receive Documents To the Virtually Meeting Attend • Call the number listed BELOW from a touch • Go to the following web site: • You can enroll to receive future securityholder • You can attend the meeting virtually by typing tone telephone. www.investorvote.com communications electronically by visiting the following URL link in your browser: 1-866-732-VOTE (8683) Toll Free • Smartphone? www.investorcentre.com. https://meetnow.global/M7MFS6Y Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01ZSRB

MR SAM SAMPLE C1234567890 XXX 123 Appointment of Proxyholder The undersigned shareholder of Theratechnologies Inc. (the OR Print the name of the person you are “Corporation”) hereby appoints: Dawn Svoronos, Chair of the Board appointing if this person is someone or, failing this person, Paul Lévesque, President and Chief Executive other than the Management Nominees Officer (the “Management Nominees”) listed herein. Note: If completing the appointment box above YOU MUST go to https:// www.computershare.com/Theratech and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the annual meeting of shareholders of the Corporation to be held online at https://meetnow.global/ M7MFS6Y, on May 9, 2024 at 10:00 am (EDT), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold Fold 01. Joseph Arena 02. Frank Holler 03. Paul Lévesque 04. Andrew Molson 05. Dawn Svoronos 06. Elina Tea 07. Dale Weil 08. Jordan Zwick For Withhold 2. Appointment of Auditors—Appointment of KPMG, LLP as Auditors of the Corporation and authorizing the Directors to fix their remuneration Fold Signature of Proxyholder Signature(s) Date I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. THTQ 364445 XXXX AR1 999999999999 01ZSSA